UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 17, 2013, as previously amended and supplemented (the “Schedule 14D-9”), by Net Serviços de Comunicação S.A. (“Net”). The Schedule 14D-9 relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”) to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, other than those held by the Offerors or their affiliates, in cash at a price of 29.62 Brazilian reais (“R$”) per Common Share and per Preferred Share, in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário (the “CDI Rate”), calculated pro rata from November 13, 2013 through the Auction Date, net of the applicable stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2013, as amended and supplemented, and the related ADS letter of transmittal.

Except as otherwise indicated in this Amendment No. 3, the information in Schedule 14D-9 remains unchanged. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Item  9. Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(i)	Text of Press Release issued by Net on November 13, 2013 (English Translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name:	Roberto Catalão Cardoso
Title:	Chief Financial Officer

Dated: November 13, 2013

Item 9.    Exhibits

Exhibit No.	Description
(a)(5)(i)	Text of Press Release issued by Net on November 13, 2013 (English Translation).

(e)(i)*	Shareholders’ Agreement, dated as of December 21, 2012, among EG and the Offerors, and Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 26, 2012).

(e)(ii)*	Shareholders’ Agreement, dated as of December 21, 2012, among Globo, Embrapar and Embratel, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(e)(iii)*	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2007 annual report on Form 20-F, filed on June 30, 2008).

(e)(iv)*	First Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to Exhibit 4.5 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(v)*	Second Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(vi)*	Third Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to Exhibit 4.7 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(vii)*	Fourth Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.8 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(viii)*	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.9 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(ix)*	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(x)*	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to Exhibit 4.11 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(xi)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to Exhibit 4.12 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(xii)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.13 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(xiii)*	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to Exhibit 4.14 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(xiv)*	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to Exhibit 4.15 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(e)(xv)*	Optical Fiber Lease Agreement, dated November 22, 2005 (English translation) (incorporated herein by reference to Exhibit e(18) to Net’s 14D-9, filed on September 14, 2010).

(e)(xvi)*	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English translation) (incorporated herein by reference to Exhibit e(19) to Net’s 14D-9, filed on September 14, 2010).

(e)(xvii)*	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s 14D-9, filed on September 14, 2010).

(g)	Not Applicable.

Annex A*	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A.

Annex B*	INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF NET

*	Previously filed.

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